UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Check Point Software Technologies Ltd.
(Name of Issuer)

Ordinary Shares, nominal value NIS 0.01 per Share
(Title of Class of Securities)

M22465 10 4
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS. Gil Shwed I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,877,215 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 28,797,215 ordinary shares*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,797,215 ordinary shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.3%**
12	TYPE OF REPORTING PERSON IN

*  Consists of (i) 24,877,215 ordinary shares held by the Reporting Person and (ii) 3,920,000 ordinary shares that the Reporting Person has the right to acquire pursuant to stock options that are exercisable within 60 days of September 30, 2024. The 3,920,000 ordinary shares subject to the stock options do not have any voting rights unless and until such stock options are exercised by the Reporting Person.

** The 24,877,215 ordinary shares held by the Reporting Person represented 22.6% of the outstanding ordinary shares and voting rights as of September 30, 2024.

Page 2 of 5 Pages

Item 1(a)                Name of Issuer

Check Point Software Technologies Ltd. (the “Issuer”).

Item 1(b)               Address of Issuer’s Principal Executive Offices

5 Shlomo Kaplan, Tel Aviv 6789159, Israel

Item 2(a)-(b)          Name of Person Filing; Address of Principal Business Office or, if none, Residence

(a)	Gil Shwed (the “Reporting Person”)
(b)	c/o Check Point Software Technologies Ltd.
5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel

Item 2(c)               Citizenship

Israel

Item 2(d)               Title of Class of Securities

Ordinary Shares, nominal value NIS 0.01 per share

Item 2(e)               CUSIP Number

M22465 10 4

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4                 Ownership

(a)
Amount beneficially owned: 28,797,215 Ordinary Shares, which consists of (i) 24,877,215 ordinary shares held by the Reporting Person and (ii) 3,920,000 ordinary shares that the Reporting Person has the right to acquire pursuant to stock options that are exercisable within 60 days of September 30, 2024.

(b)
Percent of class beneficially owned: 25.3% including the unexercised stock options referenced in subsection (a) above. Without such unexercised stock options, the 24,877,215 ordinary shares held by the Reporting Person represented 22.6% of the outstanding ordinary shares and voting rights as of September 30, 2024.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 24,877,215 ordinary shares outstanding
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of 28,797,215 ordinary shares*
(iv)	Shared power to dispose or to direct the disposition of: 0

* The 3,920,000 ordinary shares subject to the stock options referenced above do not have any voting rights unless and until such stock options are exercised by the Reporting Person.

The Reporting Person has been advised by the Issuer that, as of September 30, 2024, the Issuer had 109,940,039 ordinary shares outstanding.

Page 3 of 5 Pages

Item 5                    Ownership of Five Percent or Less of a Class

Not applicable.

Item 6                    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9                    Notice of Dissolution of Group

Not applicable.

Item 10                  Certification

Not applicable.

Page 4 of 5 Pages

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

By:	/s/ Gil Shwed
Gil Shwed

Page 5 of 5 Pages